Exhibit 99.1

Phoenix New Media to Hold 2021 Annual General Meeting on August 12, 2021

BEIJING, China, July 12, 2021 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng”, or the “Company”), today announced that it will hold its annual general meeting of shareholders at Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China on August 12, 2021 at 2:00 p.m.

Holders of record of ordinary shares of the Company at the close of business on July 12, 2021 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting, is available on the Investor Relations section of the Company’s website at http://ir.ifeng.com, among others, the board of directors (the “Board”) proposes to elect Mr. Yusheng Sun as a director of the Company after Mr. Keung Chui retires from the Board at the annual general meeting to be held on August 12, 2021. The Board has also resolved to appoint Mr. Sun as the chairman of the Board and the appointment will be effective after the election of Mr. Sun as a director of the Company.

Mr. Sun, aged 61, is the Executive Director, Deputy Chief Executive Officer and Editor-in-Chief of Phoenix Media Investment (Holdings) Limited, the Company’s parent company. Mr. Sun had served in China Central Television for more than 30 years. He was the vice president, deputy editor-in-chief and director of the news centre. He has accumulated extensive experience and good reputation in the television broadcasting industry. He was awarded the “Top Ten Outstanding Youth in China” in 1995. Mr. Sun was the awardee of the State Council Special Allowance and was elected as the vice president of the Asia-Pacific Broadcasting Union (“ABU”) in 2017, the first Chinese national to become a senior official in ABU. Mr. Sun is a part-time professor at the School of Journalism and Communication at the Tsinghua University. He graduated from Jilin University with a bachelor’s degree in economics and holds the professional qualification of senior editor granted by the Ministry of Radio, Film and Television, China. His book “Ten Years” has a profound influence on the academic and media fields, and is a designated extracurricular reading for many journalism college students.

Shareholders may obtain a copy of the Company’s 2020 annual report, free of charge, from the Investor Relations section of the Company’s website at http://ir.ifeng.com/, or by contacting Phoenix New Media Limited at Floor 16, Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, attention: Qing Liu, telephone: +86 (10) 6067-6000, email: investorrelations@ifeng.com.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. These forward-looking statements are based largely on current expectations and projections of Phoenix New Media and its management about future events and financial trends that management believes may affect Phoenix New Media’s financial condition, results of operations, business strategy and financial needs. Statements that are not historical facts, including statements about the beliefs and expectations of Phoenix New Media or its management, are forward-looking statements. Phoenix New Media also may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties and you should not rely upon forward-looking statements as predictions of future events. A number of factors could cause Phoenix New Media’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including without limitation strategies to grow particular products or services; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenues, including in components of its total revenues, and cost or expense items; the Company’s ability to continue and manage the expansion of its operations; and changes in general economic and business conditions in the People’s Republic of China. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Phoenix New Media does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com